October 21, 2009

Timothy G. Rubritz
Vice President, Chief Financial Officer
Parkvale Financial Corp.
4220 William Penn Highway
Monroeville, Pennsylvania

**Re:** **Parkvale Financial Corp.**
**Form 10-K for the Fiscal Year Ended June 30, 2009**
**File Number 0-17411**

Dear Mr. Rubritz:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 10-K for the fiscal Year Ended June 30, 2009
Consolidated Statements of Shareholders' Equity, page 54

1.  We note that you adopted FSP 115-2 during the quarter ended June 30, 2009 and that you did not record a cumulative effect adjustment upon adoption. We also note your disclosure on pages 13 and 26 that at March 31 , 2009 you had $3.8 million of other than temporary impairment (OTTI) on three pooled trust preferred securities and $446,000 of OTTI on individual trust preferred security. We note that paragraph 45 of FSP 115-2

requires you to calculate the cumulative adjustment as of the beginning of the period in which you adopt the standard.  Please tell us how you calculated that you had no cumulative effect adjustment for your securities in which you had previously taken other than temporary impairment.  If you believe you have an error, please assess the materiality of the error based on guidance provided in SAS 99.  If you believe the error is material, please amend your June 30, 2009 Form 10-K and restate your financial statements accordingly.  If you do not believe the error is material, please provide us your SAB 99 materiality analysis..

Notes to Consolidated Financial Statements
Note B-Investment Securities, page 63

2.      Please revise your future filings to provide the disclosures required by paragraph 43 of SFAS 115, as amended by FSP 115-2 and 124-2.


* * * * *


Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your response to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please direct any questions on accounting matters to William Schroeder at 202-551-3294, or to me at 202-551-3492.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant